SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 1)*

Steven Madden, Ltd.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

556269108

(CUSIP Number)

Steven J. Kuperschmid, Esq. Certilman Balin Adler & Hyman, LLP 90 Merrick Avenue East Meadow, NY 11554 (516) 296-7055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Steven Madden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		708,580 shares of Common Stock (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,214,000 shares of Common Stock (2)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		708,580 shares of Common Stock (1)
WITH
	10	SHARED DISPOSITIVE POWER
1,214,000 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,580 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 600,080 shares of common stock, par value $0.0001 per share (“Common Stock”) of Steven Madden, Ltd. (the “Company”) owned by Steven Madden; (ii) 20,000 shares of Common Stock that may be acquired by Steven Madden through options that were exercisable as of April 29, 2009; and (iii) 88,500 shares of restricted stock held by Steven Madden (which includes 7,500 shares of restricted stock which are scheduled to vest and cease to be restricted on March 24, 2010; and 81,000 shares of restricted stock, one-third of which are scheduled to vest and cease to be restricted on June 9 of 2009, 2010 and 2011, respectively).

(2) Represents 1,214,000 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(3) Based upon a total of 17,650,545 shares of Common Stock outstanding as of May 6, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009.

1	NAMES OF REPORTING PERSONS
BOCAP Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

	7	SOLE VOTING POWER
NUMBER OF		1,214,000 shares of Common Stock (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		1,214,000 shares of Common Stock (1)
WITH
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,214,000 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 1,214,000 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(2) Does not include 708,580 shares of Common Stock which are owned by Steven Madden. BOCAP Corp. does not, directly or indirectly, have or share voting or investment power with respect to such shares, and disclaims beneficial ownership of such shares.

(3) Based upon a total of 17,650,545 shares of Common Stock outstanding as of May 6, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009.

Item 1. Security and Issuer.

          This statement relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Steven Madden, Ltd., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 52-16 Barnett Avenue, Long Island City, New York 11104.

Item 2. Identity and Background.

                    (a) This Amendment No. 1 (the “Amendment”) is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Steven Madden, a natural person (“Steven Madden”), and (ii) BOCAP Corp., a Florida corporation (“BOCAP”) that is wholly-owned by Steven Madden, and amends and supplements the Statement on Schedule 13D filed jointly by the Reporting Persons, John Madden and Arvind Dharia (collectively, the “Original Joint Filers”) on January 12, 2005 (the “Original Schedule 13D”). Steven Madden is the sole director, sole executive officer and sole stockholder of BOCAP.

                    The Original Joint Filers filed the Original Schedule 13D jointly because they may have been regarded as a group. However, in the Original Schedule 13D, each Original Joint Filer disclaimed beneficial ownership of the shares owned by the other Original Joint Filers, and disclaimed membership in a group, and stated that the Original Schedule 13D did not constitute an acknowledgement that the Original Joint Filers constituted a group.

                    Steven Madden executed a power of attorney dated as of September 17, 2002, whereby Steven Madden appointed John Madden and Arvind Dharia as his attorney(s)-in-fact. Such power of attorney was terminated effective May 22, 2009. Accordingly, (i) any “group” status, as such term is used in Section 13(d)(3) of the Exchange Act, that may have been deemed to exist pursuant to such power of attorney has ended; and (ii) effective May 22, 2009, John Madden and Arvind Dharia no longer can be deemed to beneficially own more than five percent of the Company’s Common Stock and will make no further reports or amendments to this Statement.

                    (b) The business address for Steven Madden is c/o Steven Madden, Ltd., 52-16 Barnett Avenue, Long Island City, New York 11104. The business address for BOCAP is 19810 Sawgrass Drive, #402, Boca Raton, Florida 33434.

                    (c) Steven Madden is the founder of the Company, a principal shareholder of the Company, and is currently employed as the Creative and Design Chief of the Company. BOCAP is an investment company.

Item 3. Source and Amount of Funds or Other Consideration.

          The response of the Reporting Persons to Item 6 of this Amendment is incorporated herein by reference. The source and amount of funds or other consideration used in acquiring the shares of Common Stock reported hereunder are as follows:

               (i) The proceeds of a loan in the amount of $3,000,000 from the Company to Steven Madden were used to exercise options to purchase 510,000 shares of Common Stock currently owned by Steven Madden. Such 510,000 shares were pledged to secure a promissory note in favor of the Company executed in connection with such loan. No funds were expended by any of the Reporting Persons in connection with the acquisition of the remaining 90,080 shares of Common Stock currently owned by Steven Madden. Such shares of Common Stock were acquired through the vesting of shares of restricted stock granted to Steven Madden. No funds were expended by any of the Reporting Persons in connection with the acquisition of the options to purchase 20,000 shares of Common Stock granted to and currently held by Steven Madden. No funds were expended by any of the Reporting Persons in connection with the acquisition of the 88,500 shares of restricted stock granted to and currently held by Steven Madden.

               (ii) $3,236,000 of working capital of BOCAP was used to acquire the 1,214,000 shares of Common Stock currently owned by BOCAP.

Item 4. Purpose of Transaction.

               The Reporting Persons do not have any current plans or proposals that relate to or that would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

               Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law.

Item 5. Interest in Securities of the Issuer.

                    (a), (b) and (d) The responses of each Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D amendment are incorporated herein by reference. As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

          (i) Steven Madden beneficially owns 1,922,580 shares of Common Stock. This number includes (A) 600,080 shares of Common Stock owned directly by Steven Madden, (B) options to purchase 20,000 shares of Common Stock which were exercisable by Steven Madden as of April 29, 2009, (C) 88,500 shares of restricted stock held by Steven Madden (which includes 7,500 shares of restricted stock which are scheduled to vest and cease to be restricted on March 24, 2010; and 81,000 shares of restricted stock, one-third of which are scheduled to vest and cease to be restricted on June 9 of 2009, 2010 and 2011, respectively), and (D) 1,214,000 shares of Common Stock, which are owned by BOCAP, a corporation wholly-owned by Steven Madden.

                 Steven Madden beneficially owns an aggregate of 10.9% of the Company’s Common Stock (which is calculated based on a total of 17,650,545 shares of Common Stock outstanding as of May 6, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).

          (ii) BOCAP beneficially owns 1,214,000 shares of Common Stock. This number represents 1,214,000 shares of Common Stock owned directly by BOCAP.

                 BOCAP beneficially owns an aggregate of 6.9% of the Company’s Common Stock (which is calculated based on a total of 17,650,545 shares of Common Stock outstanding as of May 6, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009). BOCAP’s beneficial ownership does not include 708,580 shares of Common Stock which are owned by Steven Madden. BOCAP does not, directly or indirectly, have or share voting or investment power with respect to such shares, and disclaims beneficial ownership of such shares.

                    The table below sets forth, for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	Steven Madden	BOCAP

Sole Power to Vote/Direct Vote	708,580	1,214,000

Shared Power to Vote/Direct Vote	1,214,000	0

Sole Power to Dispose/Direct Disposition	708,580	1,214,000

Shared Power to Dispose/Direct Disposition	1,214,000	0

                     (c) There have been no purchases or sales of Common Stock by the Reporting Persons within the last sixty days except for the following:

Holder	Date	Transaction	Shares	Price

Steven Madden	05/21/2009	Sell*	35,000	$27.252

Steven Madden	05/22/2009	Sell*	21,000	$27.0373

Steven Madden	05/26/2009	Sell*	44,000	$27.5898

* Effected in the open market through a broker.

                    (e) The response of the Reporting Persons to Item 2(a) of this Amendment is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Steven Madden executed a power of attorney dated as of September 17, 2002, whereby Steven Madden appointed John Madden and Arvind Dharia as his attorney(s)-in-fact. Such power of attorney was terminated effective May 22, 2009.

          On June 25, 2007, the Company made a loan to Steven Madden, its Creative and Design Chief and a principal shareholder of the Company, in the amount of $3,000,000, in order for Mr. Madden to exercise 510,000 options that were due to expire and hold the underlying Company stock. Mr. Madden executed a secured promissory note in favor of the Company that bears interest at an annual rate of 8% and originally was due on the earlier of the date Mr. Madden ceases to be employed by the Company or December 31, 2008. An amendment to the note, dated December 19, 2007, extended the due date to March 31, 2009. As of December 31, 2008, $370,000 of interest had accrued on the note. Pursuant to the terms of the note, the note is secured by a pledge of 510,000 shares of the Company’s common stock. On April 6, 2009, the note was further amended and restated to (i) extend the due date to the earlier of the date that Mr. Madden ceases to be employed by the Company and June 30, 2015 (the “Maturity Date”), and (ii) amend the rate of interest to accrue at a rate of 8% per annum from June 25, 2007 until April 6, 2009, and 6% per annum from April 7, 2009 until the Maturity Date.

Item 7. Materials to be Filed as Exhibits.

Exhibit 2	Second Amended and Restated Secured Promissory Note (filed herewith).

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2009

/s/ STEVEN MADDEN

Steven Madden

BOCAP Corp.

/s/ STEVEN MADDEN

By: Steven Madden, President

EXHIBIT 2

SECOND AMENDED AND RESTATED SECURED PROMISSORY NOTE

$3,000,000	April 6, 2009

          1. FOR VALUE RECEIVED, the undersigned, STEVEN H. MADDEN, an individual residing at 175 East 73rd Street, New York, New York 10021 (the “Borrower”), hereby unconditionally promises to pay to the order of STEVEN MADDEN, LTD., a Delaware corporation (the “Company”), at the time, place and in the manner specified below, the principal amount of three million dollars ($3,000,000), and to pay simple interest on the unpaid principal amount hereof at the rate of (i) eight percent (8%) per annum (calculated on the basis of a 360-day year) from June 25, 2007 until the date hereof, and (ii) six percent (6%) per annum (calculated on the basis of a 360-day year), from the date hereof until the Maturity Date (as defined herein). This Second Amended and Restated Secured Promissory Note (the “Note”) amends, restates and replaces the Secured Promissory Note, dated June 25, 2007, and the Amended and Restated Secured Promissory Note, dated December 19, 2007, each as previously executed and delivered by the Borrower to the order of the Company to evidence a loan from the Company to the Borrower, together with all accrued and unpaid interest thereon (collectively, the “Original Notes”).

          2. The Borrower shall pay the full principal amount of this Note, and all accrued and unpaid interest thereon, to the Company on the earlier of (i) the date the Borrower ceases to be employed by the Company and (ii) June 30, 2015 (the “Maturity Date”). If the Maturity Date shall fall on a day other than a “Business Day” (defined as a day on which national banks in New York, New York are open to the public for regular business), such payment may be made on the next succeeding Business Day without triggering the running of the time necessary to constitute a Default (as defined in Paragraph 9 below).

          3. Payment of principal and interest under this Note shall be payable in lawful money of the United States of America in immediately available funds at the offices of the Company at 52-16 Barnett Avenue, Long Island City, New York 11104 (or such other address as constitutes the principle office of the Company at the time of payment, if different), or at such other place as the Company may designate in writing to the Borrower.

          4. The Borrower may prepay this Note in whole or in part at any time and from time to time, without penalty. All payments shall be applied first to accrued and unpaid interest and then to principal.

          5. The Company is hereby authorized by the Borrower from time to time to set off, appropriate and apply any and all amounts due and payable to the Company by the Borrower under this Note against any and all amounts payable and/or equity granted to the Borrower by the Company pursuant to Section 4.10 of that certain Third Amended Employment Agreement, dated as of July 15, 2005, by and between the Borrower and the Company.

          6. To secure the Borrower’s payment and performance of all of the Borrower’s obligations hereunder, the Borrower hereby pledges to and assigns to the Company, and grants to the Company a first priority continuing security interest in, 510,000 shares of the common stock of the Company, par value $.0001 per share (the “Common Stock”) owned by the Borrower (the “Pledged Shares”) and all dividends and distributions in respect of such Pledged Shares, and proceeds of all of the foregoing (collectively, the “Collateral”). The Borrower shall deliver (or cause to be delivered) and pledge to the Company any and all certificates evidencing the Pledged Shares (accompanied by stock powers or assignments, as applicable, duly executed in blank), provided, however, that if a securities intermediary, broker or agent holds any of the Pledged Shares, the Borrower, at the Company’s direction, shall: (a) cause such securities intermediary, broker and/or agent to execute and deliver to the Company a duly executed control agreement acknowledging the pledge granted hereunder and perfecting the Company’s security interest in the Pledged Shares, which agreement shall be in form and substance acceptable to the Company in its sole discretion, or (b) authorize such securities intermediary, broker or agent to transfer the Borrower’s securities entitlements with respect to such Pledged Shares to an account as to which the Company is its customer. Until the Borrower’s obligations under this Note are satisfied in full, the Borrower shall not offer, sell, contract to sell, transfer or otherwise dispose of or encumber the Pledged Shares without the Company’s prior written consent. Except as modified by this Note, all amounts owed to the Company by the Borrower under the Original Notes on the date hereof are hereby ratified and affirmed and shall hereafter continue to be evidenced by this Note, and the security interest in the Collateral granted pursuant to the Original Notes shall remain continuously perfected, in effect and uninterrupted from the initial date of grant thereof, and nothing contained in this Note shall operate as a waiver of any right, power or remedy of the Company under any provision of the Original Notes or otherwise.

          7. From time to time upon request by the Company, the Borrower shall furnish such further assurances of title with respect to the Collateral, execute such written agreements, or do such other acts, in each case as may be reasonably necessary, in the Company’s sole discretion, in order to perfect or continue the first priority lien and security interest of the Company in the Collateral.

          8. The Borrower hereby authorizes the Company to file one or more Uniform Commercial Code (“UCC”) financing statements, and amendments and continuations thereto (or similar documents required by any laws of any applicable jurisdiction), relating to all or any part of the Collateral without the signature of the Borrower (to the extent such signature is required under the laws of any applicable jurisdiction).

          9. If the Borrower fails to make any payment of principal or interest on the date when such payment is due and payable under this Note and such failure continues for a period of three (3) days (a “Default”), then, in addition to all other rights, options and remedies granted or available to the Company under this Note, the Company may, upon or at any time after the occurrence of a Default, exercise any and all rights of a secured creditor under the UCC, as in effect from time to time, and under any other applicable law or in equity.

          10. The Borrower waives presentment, notice of dishonor and protest of this Note. The Company shall not be deemed to have waived any of its rights or remedies hereunder unless such waiver shall be in writing and signed by the Company, and no delay or omission by the Company in exercising any of its rights or remedies hereunder shall operate as a waiver thereof. A waiver of any right or remedy on one occasion shall not be construed as a waiver of any other right or remedy then or thereafter existing.

          11. This Note may not be modified or amended without the express written consent of the Company and the Borrower.

          12. This Note shall be binding upon the Borrower and the Borrower’s heirs, legal representatives, successors and assigns. This Note may be transferred and assigned by the Company in its sole discretion. This Note may be transferred and assigned by the Borrower only with the prior written consent of the Company, such consent to be given in the Company’s absolute discretion.

          13. This Note shall be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts of law.

          14. THE BORROWER AGREES THAT ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE MAY BE INITIATED AND PROSECUTED IN THE STATE OR FEDERAL COURTS, AS THE CASE MAY BE, LOCATED IN NEW YORK COUNTY, NEW YORK. THE BORROWER CONSENTS TO AND SUBMITS TO THE EXERCISE OF JURISDICTION OVER HIS PERSON BY ANY SUCH COURT HAVING JURISDICTION OVER THE SUBJECT MATTER, WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON HIM AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO THE BORROWER AT HIS ADDRESS SET FORTH ABOVE OR TO ANY OTHER ADDRESS AS MAY APPEAR IN THE COMPANY’S RECORDS AS THE ADDRESS OF THE BORROWER.

          IN ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE, EACH OF THE COMPANY AND THE BORROWER WAIVES TRIAL BY JURY, AND THE BORROWER ALSO WAIVES (I) THE RIGHT TO INTERPOSE ANY SET-OFF OR COUNTERCLAIM OF ANY NATURE OR DESCRIPTION, (II) ANY OBJECTION BASED ON FORUM NON CONVENIENS OR IMMUNITY, AND (III) ANY CLAIM FOR CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES.

          15. In the event of a Default under this Note, the Borrower agrees to pay all costs of collection, including reasonable attorney’s fees, incurred in collection of this Note and enforcement of the Company’s rights and remedies.

          IN WITNESS WHEREOF, the Borrower has hereunto set his hand as of the day and year first above written.

/s/ Steven H. Madden

Steven H. Madden